Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371

August 12, 2014 RE: Proposed Merger with Northstar Realty Finance Dear Fellow Stockholder:
This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“GAHR II”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among GAHR II, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“GAHR II Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company ( “NorthStar Partnership Merger Sub”).

As we previously reported, the board of directors of Griffin-American Healthcare REIT II, Inc. (“Griffin-American”), acting through a special committee comprised of independent directors, has been exploring strategic alternatives on behalf of our stockholders. As previously announced on August 5, 2014, this work has resulted in the proposed merger of our company with NorthStar Realty Finance Corp. (“NorthStar”), a diversified real estate investment trust that trades on the New York Stock Exchange under the ticker symbol “NRF.”

The boards of directors of Griffin-American and NorthStar each unanimously approved the definitive merger agreement on August 5, 2014, pursuant to which Griffin-American will merge with and into a subsidiary of NorthStar. We believe the transaction will provide our stockholders with full liquidity (in cash and tradable shares of NorthStar) and an overall attractive total return on their investment. Under terms of the merger, which is currently expected to close in the fourth quarter of 2014, NorthStar will acquire all of the outstanding shares of Griffin-American in a stock of NorthStar and cash transaction valued at approximately $4 billion, including the assumption of Griffin-American outstanding debt.

Subject to the terms and conditions of the merger agreement, Griffin-American stockholders will receive for each share of Griffin-American common stock $11.50 per share comprised of $7.75 per share in cash, and $3.75 per share in NorthStar common stock. For the stock component, each share of your Griffin-American common stock will be exchanged for NorthStar shares by utilizing an exchange ratio determined by dividing $3.75 by the “Average Parent Closing Price,” which is the volume weighted average price of NorthStar’s common stock for the ten trading days ending on the closing of the second to last trading day prior to the close of the merger, and rounding to the nearest 1/10,000 of a share.

This exchange ratio is subject to a “collar,” providing that if the “Average Parent Closing Price” of NorthStar stock is less than $16.00, the exchange ratio will be 0.2344 NorthStar shares per each Griffin-American share, and if the “Average Parent Closing Price” of NorthStar stock is greater than $20.17, the exchange ratio will be 0.1859 NorthStar shares per each Griffin-American share.

Thus, so long as the “Average Parent Closing Price” of NorthStar stock falls between $16.00 and $20.17, you will receive $3.75 of NorthStar stock for each share of Griffin-American stock that you own. Should the “Average Parent Closing Price” fall below $16.00, the value of the stock component will be less than $3.75. On the other hand, if the “Average Parent Closing Price” is above $20.17, the value of the stock component will be more than $3.75.

www.HealthcareREIT2.com

As of the close of trading on August 7, 2014, NorthStar stock was valued at $17.97, up from $16.11 the day prior to the announcement of the merger agreement with Griffin-American. There will be no lock-up period related to your stock conversion - all of your NorthStar stock will be fully liquid at the close of the merger.

The special committee of the Griffin-American board of directors, with the assistance of its legal and financial advisors, thoroughly evaluated several potential options to maximize value for our stockholders in their pursuit of a liquidity event.

Of course, the merger is subject to the approval of the stockholders of both companies and other customary closing conditions. As such, Griffin-American and NorthStar intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) in the coming weeks. The joint proxy statement/prospectus will contain important information regarding the merger, Griffin-American and NorthStar. A copy of the proxy statement/prospectus will be mailed to you with explicit instructions regarding your right to vote your shares. Needless to say, we encourage you to vote in favor of the merger.

Additional information, including a copy of the merger agreement, may be found in Griffin-American’s Current Report on Form 8-K, as amended by Amendment No. 1 to the Current Report on Form 8-K, each of which was filed with the SEC on August 5, 2014. A copy of the joint proxy statement/prospectus, when filed, and the Form 8-K and copy of the merger agreement will be available on the SEC’s website at www.sec.gov and on Griffin-American’s website at www.HealthcareREIT2.com.

Griffin-American intends to continue to declare and make regular daily distribution payments, which are payable monthly, to stockholders while the merger moves forward.

When we launched Griffin-American Healthcare REIT II nearly five years ago, we set out to build a premium portfolio of diversified healthcare real estate in order to provide investors with an opportunity to realize a compelling return on their investment. We believe this merger with NorthStar fulfills these goals and delivers a positive result for our stockholders.

Thank you for your investment in Griffin-American Healthcare REIT II and your continued support. We encourage you to contact your financial advisors to discuss this matter, and please feel free to contact our Investor Services department at (888) 926-2688 with any questions.

Sincerely,
Jeff Hanson
Chairman and CEO
Griffin-American Healthcare REIT II

Additional Information and Where to Find It
This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is being made in respect of the proposed transaction involving Griffin-American and NorthStar. The proposed transaction will be submitted to the stockholders of Griffin-American and NorthStar for their consideration. In connection with the proposed transaction, NorthStar intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Griffin-American and NorthStar and that also constitutes a prospectus of NorthStar. Griffin-American and NorthStar plan to file with the SEC other documents regarding the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Griffin-American’s stockholders. You may obtain copies of all documents filed with the SEC concerning the proposed transaction, free of charge, at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Griffin-American by going to Griffin-American’s SEC Filings website page by clicking the “SEC Filings” link at www.HealthcareREIT2.com.

Interests of Participants
Griffin-American and NorthStar and each of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Griffin-American in connection with the proposed transaction. Information regarding Griffin-American’s directors and executive officers is set forth in Griffin-American’s proxy statement for its 2013 annual meeting of stockholders and its amended Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which were filed with the SEC on September 23, 2013 and March 21, 2014, respectively. Information regarding NorthStar’s directors and executive officers is set forth in NorthStar’s proxy statement for its 2013 annual meeting of stockholders and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which were filed with the SEC on April 19, 2013 and February 28, 2014, respectively. Additional information regarding persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction will be contained in the proxy statement to be filed by Griffin-American with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains certain “forward-looking” statements as that term is defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend on or relate to future events or conditions, or that include words such as “believes”, “anticipates”, “expects”, “may”, “will”, “would,” “should”, “estimates”, “could”, “intends”, “plans” or other similar expressions are forward-looking statements. Forward-looking statements involve significant known and unknown risks and uncertainties that may cause Griffin-American’s or NorthStar’s actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by Griffin-American’s stockholders; the risk that a condition to closing of the proposed transaction may not be satisfied; Griffin-American’s and NorthStar’s ability to consummate the Merger; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Griffin-American’s and NorthStar’s operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Griffin-American or the surviving company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the industries in which Griffin-American and NorthStar operate, as detailed from time to time in each of Griffin-American’s and NorthStar’s reports filed with the SEC. There can be no assurance that the proposed transaction will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1.A in each of Griffin-American’s and NorthStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Griffin-American and NorthStar caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Griffin-American and NorthStar or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this communication. Neither Griffin-American nor NorthStar undertakes any obligation to update or revise any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as may be required by law.